NEWS RELEASE

ELD No. 10-01

TSX: ELD   NYSE:EGO  ASX: EAU

January  12, 2009

White Mountain Update

VANCOUVER - BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “We”) is pleased to provide the following update on the status of its 95% owned White Mountain underground mine in Jilin Province, PRC.

The mine has received all of the necessary approvals and production has re-commenced.  During the approximately 5 month shutdown period, the mine continued to work on underground access and development and as a result it is expected that the mine will ramp up to full production quickly.  The mine is now able to discharge treated water under an approved change to the Environmental Impact Assessment.

“We are glad that the situation at White Mountain has been resolved in a technically and environmentally sound manner and we look forward to a full year of production from the mine.  Eldorado is committed to working with the local communities in all of the jurisdictions in which we operate, and at White Mountain we intend to focus on continuing to develop a strong relationship with local stakeholders,” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities  Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com